

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Dongbai Center, Yangqiao Road
Gulou District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed August 15, 2025**
> **File No. 333-289656**

Dear Wenshan Xie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Steven Lipstein